301 E. Fourth St., Cincinnati, OH 45202


Your Great American Insurance
Policy?


























































Fidelity / Crime


0790FIC (01/20) ? 2020 Great American Insurance Company	800-545-4269
GAIG.com





IMPORTANT NOTICE






HAVE A COMPLAINT OR NEED HELP?

If you have a problem with a claim or your premium, call your insurance company or HMO first. If you cannot work out the issue, the Texas Department of Insurance may be able to help.


Even if you file a complaint with the Texas Department of Insurance, you should also file a complaint or appeal through your insurance company or HMO. If you don?t, you may lose your right to appeal.


Great American Insurance Company

To get information or file a complaint with your insurance company or HMO:

Toll-free: 1-800-972-3008
Email:	contactus@gaig.com
Mail:	301 E. 4th Street
Cincinnati, OH 45202

The Texas Department of Insurance

To get help with an insurance question or file a complaint with the state:

Call with a question: 1-800-252-3439
File a complaint: www.tdi.texas.gov
Email: ConsumerProtection@tdi.texas.gov
Mail: MC 111-1A, P.O. Box 149091
Austin, TX 78714-9091


       IMPORTANT NOTICE
FIDELITY  CRIME  DIVISION CLAIMS


Should this account have a potential claim situation, please contact:
Fidelity  &  Crime  Claims  Department
Great American Insurance Group
Five  Waterside  Crossing
Windsor,  CT  06095

(860) 298-7330
(860)  688-8188 fax

CrimeClaims@gaig.com


































SDM-683  (Ed.  08/14)


FI 75 10 (Ed. 11/16)




INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)


DECLARATIONS	Bond No. FS 5245016 19 00
Item 1.   Name of Insured (herein called Insured): Stock Dividend Fund,  Inc.


Principal Address:	8150 N. Central Expressway #M1120
Dallas, TX 75206-1815
Item 2. Bond Period: from 12:01 a.m. on 12/26/2021 to 12/26/2022 12:01 a.m.
the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.
Limit of Liability - Subject to Sections 9, 10 and 12 hereof,


Amount applicable to

Limit of Liability

Deductible

Insuring Agreement (A)-Fidelity
$	300,000
$	0

Insuring Agreement  (B)-On Premises
$	300,000
$	5,000

Insuring Agreement  (C)-In Transit
$	300,000
$	5,000

Insuring Agreement (D)-Forgery or Alteration
$	300,000
$	5,000

Insuring Agreement (E)-Securities
$	300,000
$	5,000

Insuring Agreement (F)-Counterfeit Currency
$	300,000
$	5,000

Insuring Agreement (G)-Stop Payment
$	100,000
$	5,000

Insuring Agreement (H)-Uncollectible Items of Deposit
$	100,000
$	5,000

Insuring Agreement (I)-Audit Expense
$	100,000
$	5,000

Insuring Agreement (J)-Telefacsimile Transmissions
$	300,000
$	5,000

Insuring Agreement (K)-Unauthorized Signatures
$	100,000
$	5,000

Optional Insuring Agreements and Coverages



Insuring Agreement (L)-Computer Systems
$	300,000
$	5,000

Insuring Agreement (M)-Automated Phone Systems
$	Not Covered
$	N/A

Insuring Agreement (N)-Fraudulent Transfer Instructions
$	Not Covered
$	N/A




If ?Not Covered? is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured?s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:
N/A
Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:
See Form FI8801
Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)
FS 5245016 18
such termination or cancellation to be effective as of the time this Bond becomes effective.



FI  75  11  (Ed.  08/15)


INVESTMENT  COMPANY BOND


The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:


INSURING  AGREEMENTS




FIDELITY

(A)	Loss resulting from any dishonest  or  fraudu-
lent act(s), including Larceny or Embezzlement committed by an Employee, committed any-where and whether committed alone or in collusion with others, including loss of Prop-erty resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring
Agreement shall  mean  only  dishonest or fraudulent
act(s) committed by such Em- ployee with the
manifest   intent:

(a)	to cause the Insured to sustain such loss;
and

(b)	to obtain financial benefit for the Em-
ployee, or for any other person or or-
ganization intended by the Employee to
receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B)	Loss of Property (occurring with or without
negligence or violence) through robbery, bur-
glary, Larceny, theft, holdup, or other fraudu-
lent means, misplacement, mysterious unex-
plainable disappearance, damage thereto or
destruction thereof, abstraction  or  removal
from the possession, custody  or  control  of
the Insured, and loss of subscription, conver-
sion, redemption or deposit privileges through
the misplacement or loss of  Property,  while
the  Property is (or is supposed or  believed    by



the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the pur-pose of transportation.

Offices  and Equipment

(1)	Loss of or damage to furnishings,  fix-
tures, stationary, supplies or equipment, within any of the Insured's offices cov-ered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mis- chief; or

(2)	loss through damage to any such office by
Larceny or theft in, or by burglary, rob-bery or hold-up of such office or attempt thereat.

IN TRANSIT

(C)	Loss of Property (occurring with or without
negligence or violence) through robbery, Lar-ceny, theft, hold-up, misplacement, mysteri-ous unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of trans-portation, such transit to begin immediately upon receipt of such Property by the trans-porting person or persons, and to end imme-diately upon delivery thereof at destination.







FORGERY  OR ALTERATION

(D)	Loss through FORGERY or  ALTERATION of, on
or in any bills of exchange, checks, drafts,
acceptances, certificates of deposit, promis-
sory notes, or  other  written promises,  orders
or directions to  pay  sums  certain  in  money
due bills, money orders,  warrants, orders
upon public treasuries, letters  of  credit, writ-
ten instructions, advices or applications di-
rected to the Insured, authorizing or acknowl-
edging the transfer, payment, delivery or re-
ceipt of funds  or  Property, which instructions
or advices or  applications  purport  to  have
been signed or endorsed  by  any  customer  of
the Insured, shareholder or subscriber to
shares, whether certificated  or  uncertificated,
of any Investment Company or  by any financial
or banking institution or  stock-broker but
which instructions, advices or applications ei-
ther bear the forged signature or Endorse-
ment or have been altered without the knowl-
edge and consent of such customer,
shareholder or subscriber to shares, whether
certificated or uncertificated, of an  Invest-
ment Company, financial  or  banking  institution
or stockbroker, withdrawal orders or receipts
for the withdrawal of funds or Property, or
receipts or certificates of deposit  for  Prop-
erty and bearing the name of the Insured as
issuer, or of another Investment Company for
which the Insured acts as agent, excluding,
however, any loss covered under Insuring
Agreement (F) hereof whether or not  cov-
erage for Insuring Agreement  (F)  is  provided
for in the Declarations of  this   Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa-tures.

SECURITIES

(E)	Loss sustained by the Insured, including loss
sustained by reason of a violation of the con-stitution, by-laws, rules or regulations of any


Self Regulatory Organization of which the In- sured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured's having, in good faith and in
the course of business, whether for  its own
account or for the account of  others, in any
representative, fiduciary, agency or any other
capacity, either gra- tuitously or otherwise,
purchased or oth- erwise acquired, accepted
or received, or sold or delivered, or given any
value, ex- tended any credit or  assumed  any
liability, on the faith of, or  otherwise  acted
upon, any securities, documents or other
written instruments which prove to  have   been

(a)	counterfeited, or

(b)	forged as to the signature of any maker,
drawer, issuer, endorser, as- signor,
lessee, transfer agent or regis- trar,
acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or
stolen, or

(2)	through the Insured's having, in good faith and in
the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorse- ments or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such se- curities, documents or other written in- struments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring
Agreement  (D) hereof.

Securities, documents or other written instru-ments shall be deemed to mean original (in- cluding original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary En-dorsement or assignment.

The word "counterfeited" as used in this In-suring Agreement shall be deemed to mean any security, document or other written in-strument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa-tures.

COUNTERFEIT  CURRENCY

(F)	Loss through the receipt by the Insured, in
good faith, of any counterfeited money or-ders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP  PAYMENT

(G)	Loss against any and all sums which the  In-
sured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any cus-tomer, shareholder or subscriber of the In-sured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or sub-scriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Autho-rized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE  ITEMS  OF DEPOSIT

(H)	Loss resulting from payments of dividends or
fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or sub-scriber credited by the Insured or the In-sured's agent to such customer's, sharehol-der's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit pro-cessed through an Automated Clearing House which is reversed by the customer, sharehol- der or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great
American Insurance Company of Cin- cinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions be- tween Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first cred- ited to any Insured
Fund(s).

AUDIT EXPENSE

(I)	Expense incurred by  the Insured for that part   of
the costs of audits or examinations re- quired by
any governmental regulatory au- thority to be
conducted either by such au- thority or by an
independent accountant by reason of the discovery
of  loss  sustained  by the Insured through any
dishonest or fradulent act(s), including Larceny or
Embezzlement  of any of the Employees. The total
liability of the Underwriter for such expense by
reason of  such acts of any Employee or in which
such Employee is concerned or implicated or with
respect to any one audit or  examination  is limited
to the amount stated opposite Audit Expense in
Item 3 of the Declarations; it being understood,
however, that such  expense  shall be deemed to be
a loss sustained by  the  Insured through any
dishonest or fraudulent act(s), including Larceny or
Embezzlement  of one or more of the Employees
and the liability under this paragraph shall be in
addition to the Limit  of  Liability  stated  in  Insuring
Agreement
(A)	in Item 3  of  the  Declarations.

TELEFACSIMILE  TRANSMISSIONS

(J)	Loss resulting by reason of the Insured having
transferred, paid or delivered any funds or
Property, established any credit, debited any
account, or given any value relying on any
fraudulent instructions sent by a customer or
financial institution by Telefacsimile Transmis- sion
directed   to   the  Insured,   authorizing or







acknowledging the transfer, payment, or de-livery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:


(1)	bear a valid test key  exchanged  between
the Insured and a customer or another
financial institution with authority to use such test key for Telefacsimile instruc-tions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not au-thorized to initiate, make, validate or au-thenticate a test key arrangement; and


(2)	fraudulently purport to have been sent by
such customer or financial institution, but which telefacsimile instructions are trans-mitted without the knowledge or consent of such customer or financial institution by a person other than such customer or fi-nancial institution and which bear a forged signature.


"Telefacsimile" means a system of trans-mitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its com-munication room for the purposes of re-producing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated
Clearing House.

UNAUTHORIZED  SIGNATURES

(K)	Loss resulting directly from the Insured having
accepted, paid or cashed any check or with-drawal order, draft, made or drawn on a cus-tomer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the applica- tion on file with the Insured as a signatory on such account.

It shall be a condition precedent to the In-sured's right to recovery under this Insuring
Agreement that the Insured shall have on file signatures of all persons who are au- thorized signatories on such account.




GENERAL  AGREEMENTS




(A)	ADDITIONAL OFFICES OR EMPLOYEES- CON-
SOLIDATION  OR  MERGER-NOTICE


(1)	If the Insured shall, while this Bond is in
force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively.
No notice to the Underwriter of an in-
crease during any premium period in the
number of offices or in the number of
Employees at any of the offices covered
hereunder need be given and no additional premium need be paid for the remainder of such premium period.


(2)	If an Investment Company, named as In-
sured herein, shall, while this Bond is in
force, merge or consolidate with, or pur-
chase the assets of another institution,
coverage for such acquisition shall apply
automatically from the date of  acquisition.
The Insured shall notify the Underwriter of
such  acquisition   within   60   days   of said



date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B)	No statement made by or on behalf of the Insured,
whether contained in the application or otherwise, shall be deemed to be a war- ranty of anything except that it is true to the best of the knowledge and belief of the per- son making the statement.

COURT  COSTS  AND  ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Cov- erages now or hereafter forming part of this Bond)

(C)	The Underwriter will indemnify the Insured against
court costs and reasonable attorneys' fees incurred and paid by the Insured in de- fense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the lnsured's liability or alleged liability on account of any loss, claim or damage which, if estab-
lished against the Insured, would constitute  a
loss sustained by the Insured  covered  under
the terms of this Bond provided,  however,
that with respect  to  Insuring  Agreement  (A)
this indemnity shall  apply only in  the event   that

(1)	an Employee admits to being guilty of any
dishonest or fraudulent act(s), including
Larceny  or  Embezzlement; or

(2)	an Employee is adjudicated to  be  guilty of
any dishonest or fraudulent act(s), including
Larceny  or Embezzlement;

(3)	in the absence of (1) or (2) above an ar-
bitration panel agrees, after a review of an agreed statement of facts, that an Em-ployee would be found guilty of dis-honesty if such Employee were prosecut-ed.

The Insured shall promptly give notice to the Underwriter of any such suit or legal pro-ceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Under-writer to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selec-


tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal pro- ceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is ap- plicable, the liability of the Underwriter under this General Agreement is limited to that per- centage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the ap- plicable Insuring Agreement.

FORMER  EMPLOYEE

(D)	Acts of Employee, as defined in this Bond, are
covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former
Employee performed duties within the scope of his/her employment.



THE FOREGOING INSURING AGREEMENTS AND
GENERAL  AGREEMENTS  ARE  SUBJECT   TO
THE   FOLLOWING  CONDITIONS  AND  LIMITATIONS:




SECTION  1.  DEFINITIONS


The following terms, as used in this Bond, shall have the respective meanings stated in this Sec-tion:

(a)	Employee  means:

(1)	any of the Insured's officers, partners, or
employees, and

(2)	any of the officers or employees of any
predecessor of the Insured whose princi-pal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such pre-decessor, and



(3)	attorneys retained by the Insured to per- form
legal services for the Insured and the
employees of such attorneys while such
attorneys or the employees of such attor- neys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties
in  any  of  the Insured's offices,  and

(5)	directors or trustees of the Insured, the
investment advisor, underwriter (distribu- tor), transfer agent, or shareholder ac- counting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have
custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to
perform the usual duties of an employee
within the premises of the Insured by
contract, or by any agency furnishing
temporary personnel on a contingent or
part-time  basis, and

(7)	each natural person, partnership or cor-
poration authorized by written agreement
with the Insured to perform services as
electronic data processor of checks or
other accounting records of the  Insured,
but excluding any  such  processor  who
acts as transfer agent or in  any  other
agency capacity  in  issuing  checks,  drafts
or securities for the Insured, unless in-
cluded under Sub-section (9) hereof,   and

(8)	those persons  so  designated  in  section
15,  Central Handling of  Securities, and

(9)	any  officer, partner or  Employee  of

(a)	an  investment advisor,

(b)	an  underwriter (distributor),

(c)	a transfer agent or shareholder ac-
counting  record-keeper, or

(d)	an administrator authorized by written
agreement to keep financial and/or
other required records, for an Invest-
ment Company, named as Insured while
performing acts coming within  the
scope of the usual duties of an officer
or Employee of any Investment Com-
pany named as Insured herein, or while
acting as a member of any committee
duly elected or  appointed  to  examine
or audit or have custody of or access to the Property of any such Invest-ment Company provided that only Em-ployees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the In-vestment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the ad-viser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.


Each employer of temporary person- nel or processors as set forth in Sub- Sections (6) and (7) of Section 1 (a) and their partners, officers and em- ployees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or repre- sentatives of the same general char- acter shall not be considered Employ- ees.


(b)	Property means money (i.e.  currency,  coin, bank
notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bul- lion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certif- icates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, includ- ing books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic
Representations of such Instruments enumer- ated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a pre- decessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any pur- pose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.


(c)	Forgery means the signing of the name of another
with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.







(d)	Larceny and Embezzlement as it applies to any
named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	Items of Deposit means any one or  more
checks  and drafts.


                SECTION 2. EXCLUSIONS
THIS BOND  DOES  NOT COVER:
(a)	loss effected directly  or  indirectly  by  means
of forgery or alteration of, on or in any in-
strument, except when covered by Insuring
Agreement (A), (D), (E) or   (F).

(b)	loss due to riot or civil commotion outside the
United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring
Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or
indirectly caused by or resulting from the ef-fects of nuclear fission or fusion or radioac-tivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)	loss resulting from  any  wrongful  act  or  acts
of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Em-ployee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)	loss resulting from the complete or partial
nonpayment of, or default upon, any loan or
transaction in the nature of, or amounting to, a
loan made by or obtained from the Insured or
any of its partners, directors or Employees,
whether authorized or unauthorized  and
whether  procured  in   good   faith   or through


trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agree- ment (A),
(E) or (F).

(f)	loss resulting from any violation by the  In-  sured
or  by  any Employee

(1)	of law regulating  (a) the issuance, purchase or
sale of securities, (b) securities trans- actions upon Security Exchanges or over the counter market, (c) Investment Com- panies, or (d)
Investment Advisors, or

(2)	of any rule or regulation made pursuant to any
such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring
Agreements  (A)  or (E).

(g)	loss of Property or loss of privileges through  the
misplacement or loss of Property as set forth in
Insuring Agreement (C) or (D) while the Property is
in the custody of any  armored motor vehicle
company, unless  such loss shall  be in excess of
the amount recovered or received by the Insured
under (a) the Insured's contract with said armored
motor vehicle company, (b) insurance carried by
said ar- mored motor vehicle company for the
benefit   of users of its service, and (c) all other
insur- ance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's ser- vice, and then this Bond shall cover only such excess.

(h)	potential income, including but not limited to
interest and dividends, not realized by the In- sured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i)	all damages of any  type for  which the Insured  is
legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j)	loss through the surrender of Property away from
an office of the Insured as a result of a threat

(1)	to do bodily harm to any  person,  except loss
of Property  in  transit  in  the  custody of  any
person  acting  as  messenger   pro-







vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to  the premises or  Property
of the Insured, except when covered un-
der  Insuring  Agreement (A).

(k)	all costs, fees and other expenses incurred by
the Insured in establishing the existence of or amount of loss covered under this Bond un-less such indemnity is provided for under In-suring Agreement (I).

(l)	loss resulting from payments made or with-
drawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or repre-sentative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement
(A).

(m)	any loss resulting from Uncollectible Items of
Deposit which are drawn from a financial in-stitution outside the fifty states of the United
States of America, District of Columbia, and territories and possessions of the United
States of  America, and  Canada.


SECTION  3.  ASSIGNMENT  OF RIGHTS

This Bond does not afford  coverage  in  favor  of
any Employers of temporary personnel or of
processors  as  set  forth  in  sub-sections  (6)   and
(7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzle-ment committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all pa-pers necessary to secure to the Underwriter the rights herein provided for.


SECTION 4. LOSS-NOTICE-PROOF-LEGAL
PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Under- writer shall not be liable hereunder for loss sus- tained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after dis- covery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter.
The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply not- withstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss here- under shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in Gen- eral
Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twen- ty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation per- mitted by such law.

Discovery occurs when  the  Insured

(a)	becomes aware of  facts,  or

(b)	receives written notice of an actual  or  poten- tial
claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to  as-  sume
that a loss covered by the Bond has  been or will be
incurred even though the exact amount or details of
loss may not be then   known.







SECTION 5.  VALUATION OF  PROPERTY


The value of any Property, except books of ac-
counts or other records used  by  the  Insured  in
the conduct of  its  business, for  the loss of  which
a claim shall be made hereunder, shall be deter-
mined by the average market value of such Prop-
erty on the business day next preceding the dis-
covery of such loss; provided, however, that the
value of any Property replaced  by  the  Insured
prior to the payment  of  claim  therefor  shall  be
the actual market value at the time  of  replace-
ment; and further provided that  in  case  of  a loss
or misplacement of interim certificates, warrants,
rights, or other securities, the production which is
necessary to the exercise of subscription, con-
version, redemption or  deposit  privileges, the
value thereof shall be the market value of such
privileges immediately preceding the expiration
thereof if said loss or misplacement is not dis-
covered until after their expiration. If no market
price is quoted for such Property or for such
privileges, the value shall be fixed by agreement
between the parties or  by   arbitration.


In case of any loss or damage to Property con-sisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually repro-duced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.


SECTION 6. VALUATION OF PREMISES AND
FURNISHINGS


In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured can-not agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.


SECTION  7.  LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in
Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the In- sured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the  value  of  which do not
exceed the Deductible Amount (at the time of the
discovery of the loss) and for which the Underwriter
may at its sole discretion and  option and at the request
of the Insured issue a Lost Instrument Bond or Bonds
to effect replacement thereof, the Insured will pay the
usual premium charged therefor and will indemnify the
Under- writer against all loss or expense that the
Under- writer may sustain because of the  issuance  of
such Lost Instrument Bond or   Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Under- writer may issue or arrange for the issuance of a Lost
Instrument Bond or Bonds to effect replace- ment thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual pre- mium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost
Instrument Bond or Bonds against all loss and expense that is not recover- able from the Underwriter under the terms and conditions of this INVESTMENT
COMPANY BOND subject to the Limit of Liability hereunder.

SECTION  8. SALVAGE

In case of recovery, whether made  by  the  Insured or
by the Underwriter, on account of any loss in excess of
the Limit of Liability hereunder plus the Deductible
Amount applicable to such  loss  from any source other
than suretyship, insurance, re- insurance, security or
indemnity  taken  by  or  for  the benefit of the
Underwriter, the net amount of such recovery, less the
actual costs and expenses   of  making same, shall be
applied to  reimburse   the







Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and there-after in reimbursement of the Insured for that part of such loss within the Deductible Amount.
The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-
ACCUMULATION OF LIABILITY
AND  TOTAL  LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a)	any one act of  burglary,  robbery  or  hold-up,
or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act  on  the
part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all  wrongful acts, other than those specified   in
(a)	above, of any  one  person shall  be  deemed
to be one loss,   or

(d)	all  wrongful acts, other than those specified   in
(a)	above, of one or more persons (which
dishonest act(s) or act(s) of Larceny or Em-
bezzlement include, but are not limited to, the
failure of an Employee to report such acts of
others) whose dishonest act or acts intention-
ally or unintentionally, knowingly or unknowin-
gly, directly or  indirectly,  aid  or  aids  in  any
way, or permits the continuation of, the dis-
honest act or acts of any other person or
persons shall be deemed to be  one  loss with
the act or  acts of  the persons aided,   or

(e)	any one casualty or event other than those
specified in (a), (b), (c) or (d) preceding, shall be
deemed to be one  loss, and  shall be limited to
the applicable Limit of  Liability stated in  Item    3


of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is  not  applicable  to  any  situation  to
which the language of  sub-section (d)   applies.


SECTION 10.  LIMIT  OF LIABILITY

With respect to any loss set forth in the PRO-  VIDED
clause of Section 9 of this Bond which is recoverable
or recovered in  whole  or  in  part under any other
Bonds or Policies issued by the Underwriter to  the
Insured or  to  any predecessor in interest of the
Insured and terminated or can- celled or allowed to
expire and  in  which the pe-  riod for discovery has
not expired at the time any such loss thereunder is
discovered, the total li-  ability of the Underwriter
under this  Bond  and  under other Bonds or Policies
shall not exceed, in the aggregate, the amount carried
hereunder on  such loss or the amount available to the
Insured  under such other Bonds, or  Policies, as
limited by the terms and conditions thereof,  for  any
such  loss if  the latter amount be the   larger.


SECTION  11.  OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond ap- plicable to such loss.


SECTION  12. DEDUCTIBLE

The Underwriter shall not  be  liable  under  any  of  the
Insuring Agreements of  this Bond on account   of loss
as specified, respectively, in sub-sections  (a), (b), (c),
(d) and (e) of Section 9, Non-Reduction And
Nonaccumulation Of Liability And Total Liabil-  ity,
unless the amount  of  such loss, after deduct- ing the
net amount of all reimbursement and/or recovery
obtained or made by the  insured,  other than from any
Bond  or  Policy of  insurance issued by an  insurance
company and  covering such loss, or by the
Underwriter on account thereof prior to payment by
the Underwriter of such loss, shall exceed the
Deductible Amount set forth in Item 3   of  the
Declarations  hereof  (herein  called Deduct-







ible Amount) and then  for  such excess only, but in
no event for more than the applicable Limit of
Liability stated in Item 3  of  the   Declarations.

The Insured will bear, in addition to the Deductible
Amount, premiums on Lost  Instrument  Bonds  as
set forth in Section   7.

There shall be no deductible applicable to any loss
under Insuring Agreement A sustained by any In-
vestment Company named as Insured    herein.

SECTION  13. TERMINATION

The Underwriter may terminate this Bond as an
entirety by furnishing written  notice  specifying
the termination date which cannot be prior to 90
days after the receipt of such written  notice  by
each Investment Company named as  Insured  and
the Securities and Exchange Commission, Wash-
ington, D.C. The Insured  may  terminate  this  Bond
as an entirety by furnishing written notice to the
Underwriter. When the Insured cancels, the In-
sured shall furnish written notice to the Securities
and Exchange Commission,  Washington, D.C.  prior
to 90 days before the effective date of the ter-
mination. The Underwriter shall notify all other
Investment Companies named as Insured of the
receipt of such termination notice and the ter-
mination cannot be effective  prior  to  90 days
after receipt of written notice by all other Invest-
ment Companies. Premiums are earned until the
termination date as set forth   herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the ex-piration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned pre-mium computed as short rates in accordance with the standard short rate cancellation tables if ter-


minated by the Insured or pro rata if terminated for any other reason.

This  Bond  shall terminate

(a)	as to any Employee as soon as any partner, officer
or supervisory Employee of the In- sured, who is not in collusion with such Em- ployee, shall learn of any dishonest or fraudu- lent act(s), including
Larceny or Embezzlement on the part of such Employee without preju- dice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington,
D.C. (See Section 16(d)) and to the Insured
Investment Company, or

(b)	as to any Employee 90 days after  receipt  by each
Insured and by the Securities and Ex- change
Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c)	as to any person, who is a partner, officer or
employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such per- son has committed any dishonest or fraudu- lent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.


SECTION  14.  RIGHTS  AFTER TERMINATION
OR  CANCELLATION

At any time prior to the termination or cancella- tion of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;







(a)	on the effective date of any other insurance
obtained by the Insured, its successor in busi-ness or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its ef-fective date, or

(b)	upon takeover of  the  Insured's  business  by
any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination.
In the event that such additional period of time is terminated, as provided above, the Under-writer shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other pur-pose.

SECTION 15. CENTRAL HANDLING OF
SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Deposi-tory Trust Company, Pacific Securities Depository
Trust Company, and Philadelphia Depository Trust
Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effec-tive by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be
deemed to include the officers,  partners,  clerks
and other employees of the New York Stock
Exchange,  Boston  Stock  Exchange,  Midwest
Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called
Exchanges, and of the above named Corporations,
and of any nominee in whose  name  is  registered
any security included within the systems for the
central handling of securities established and
maintained by such Corporations, and any em-
ployee of any recognized service company, while
such officers, partners, clerks and other employ-
ees and employees of  service  companies  per-
form services for such Corporations in the op-
eration of such systems. For the purpose of the
above   definition   a   recognized   service company


shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be  liable  on  account  of any
loss(es) in  connection with  the  central handling of
securities within the systems established and
maintained by such Corporations, unless such loss(es)
shall be in excess of the amount(s) recov- erable or
recovered under any Bond or Policy if insurance
indemnifying such Corporations, against such loss(es),
and then the Underwriter  shall  be  liable hereunder
only for the Insured's  share  of  such excess loss(es),
but in  no  event  for  more  than the Limit of  Liability
applicable   hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate re- presenting any security included within such sys- tems equivalent to the interest the Insured then has in all certificates representing the same secu- rity included within such systems and that such Corporation shall use their best judgment in ap- portioning the amount(s) recoverable or recov- ered under any Bond or Policy of insurance in- demnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate en- tries in the books and records of such Corpora- tions in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ra- tio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Prop- erty in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the In- sured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.







SECTION  16.  ADDITIONAL COMPANIES
INCLUDED  AS  INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the  Underwriter hereunder
for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b)	the one first named herein shall be deemed
authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or re-ceiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named In-vestment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the set-tlement of each such claim prior to the ex-ecution of such settlement,

(c)	the Underwriter shall not  be  responsible  for
the proper application of any payment made hereunder to said first named Insured,

(d)	knowledge possessed or discovery made  by
any partner, officer  or  supervisory  Employee
of any Insured shall for  the  purpose of  Sec-
tion 4 and Section 13 of this Bond constitute
knowledge or  discovery by  all the Insured,   and

(e)	if the first named Insured ceases for any  rea-
son to be covered under this Bond, then the Insured next named shall thereafter be con-sidered as the first named Insured for the purposes of this Bond.


SECTION 17.  NOTICE AND  CHANGE OF
CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of


1940) of the  Insured,  the Insured shall within thir-  ty
(30) days of such knowledge give written no- tice to the Underwriter setting forth:

(a)	the names of the  transferors  and  transferees (or
the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of  voting  securities  owned  by
the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securi- ties.

As used in this section, control means the power to exercise a controlling influence over the man- agement or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Com- pany.


SECTION  18.  CHANGE  OR MODIFICATION

This Bond or any instrument  amending  or  effec- ting
same may not  be  changed or  modified orally. No
changes in or modification thereof shall be effective
unless made by written Endorsement issued to form  a
part  hereof  over  the  signature of the Underwriter's
Authorized Representative. When a Bond covers only
one Investment  Com- pany no change or modification
which would ad- versely affect the rights of the
Investment Com- pany shall be effective prior to 60
days  after  written notification has been furnished to
the Se- curities   and   Exchange   Commission,
Washington,
D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington,
D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.






FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:


Form No. / Edition
Date Added *
or
Date Deleted

Form Description

  Rider No.
(if applicable)
FI7510	11-16

Investment Company Bond Dec Page

FI7511	08-15

Investment Company Bond Insuring Agreements

FI7053	04-13

Confidential Information And Data Breach Clarifying Rider
1
FI7506	08-15

Insuring Agreement (L) Computer Systems
2
FI7508	08-15

Newly Established Funds
3
FI7340	08-15

Economic And Trade Sanctions Clause

FI7341	04-17

In-Witness Clause

* If not at inception






THIS RIDER CHANGES THE BOND PLEASE READ IT CAREFULLY
RIDER NO. 1
CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING  RIDER


To be attached to and form part of Financial Institution Bond
No. Standard Great American Investment Company Bond
Bond No. FS 5245016 19 00
In favor of Stock Dividend Fund, Inc.
It is agreed that:
1.	CONDITIONS AND LIMITATIONS, Section 2.    Exclusions is
amended to include:
Confidential Information:
Loss resulting from:

a)	Theft, disappearance, destruction or disclosure of the
confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public  information.
For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems,
confidential information cannot be Property transferred. A loss otherwise covered under the Computer
Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b)	The use of another person's or entity's confidential or
personal information including but not limited to,
financial information, credit card information, health information or any other type of non-public  information.
Data Breach Costs:
Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or
disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply
with federal and state privacy laws and Payment Card Industry Data
 Security Standards (if applicable) arising
from a data security breach, including, but not limited to, expenses related to notifying affected individuals
when the affected individuals' financial information, credit card information, health information or other type of
non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.
2.	Nothing herein contained shall be held to vary, alter,
waive or extend any of the terms, conditions and limitations, or provisions of the attached Bond other than as above stated.


3.	This Rider shall become effective as of 12:01 a.m. on 12/26/2021 standard time.


FI 75 06 (Ed. 08/15)



RIDER NO. 2


INSURING AGREEMENT (L) COMPUTER SYSTEMS


To be attached to and form part of INVESTMENT COMPANY BOND,
Bond No.	FS 5245016 19 00
In favor of   Stock Dividend Fund, Inc.

It is agreed that:

1.	The attached bond is hereby amended by adding to it an
additional Insuring Agreement   as follows:
INSURING AGREEMENT (L) - COMPUTER  SYSTEMS
Loss resulting directly from a fraudulent

(1)	entry of data into, or
(2)	change of data elements or programs within a Computer System;
 provided that fraudulent entry or change causes

(a)	Property to be transferred paid or delivered,
(b)	an account of the Insured, or of its customer, to be added,
 deleted, debited or credited, or
(c)	an unauthorized account or a fictitious account to be debited or credited;
(3)	voice instructions or advices having been transmitted to
the Insured or its agent(s) by telephone; and provided
further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:
(a)	cause the Insured or its agent(s) to sustain a loss, and
(b)	obtain financial benefit for that individual or for other
persons intended by that individual to receive a financial benefit,

(c)	and further provided such voice instructions or advices:
(i)	were made by a person who purported to represent an individual authorized to make such voice
instructions or advices; and

(ii)	were electronically recorded by the Insured or its agent(s).
(4)	It shall be a condition to recovery under the Computer Systems
Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The
Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the
 Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure  of




the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS
Any System Utilized by the Insured

2.	As used in this Rider, Computer System means:
(a)	computers with related peripheral components, including storage components, wherever located,
(b)	systems and applications software,
(c)	terminal devices,
(d)	related communication networks or customer communication
 systems, and
(e)	related Electronic Funds Transfer Systems,
by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the Exclusions in the attached bond, the
following Exclusions are applicable to this Insuring
Agreement:
(a)	loss resulting directly or indirectly from the theft of
confidential information, material or data:  and
(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a
Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof)
 authorized by the Insured to design,
develop, prepare, supply service, write or implement programs for the Insured's Computer System.
4.	The following portions of the attached bond are not applicable to this Rider:
(a)	the initial paragraph of the bond preceding the Insuring
Agreements which reads "...at any time but discovered
during the Bond Period."
(b)	Conditions and Limitations - Section 9. Non-Reduction and
 Non-Accumulation of Liability and Total
Liability
(c)	Conditions and Limitations - Section 10. Limit of Liability
5.	The coverage afforded by this Rider applies only to loss
 discovered by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.
7.	The Limit of Liability for the coverage provided by this
Rider shall be $ 300,000.
8.	The Underwriter shall be liable hereunder for the amount
by which one loss shall be in excess of $ 5,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.




9.	If any loss is covered under this Insuring Agreement and
any other Insuring Agreement or Coverage, the maximum
amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or
Coverage.
10.	Coverage under this Rider shall terminate upon termination
 or cancellation of the bond to which this Rider is
attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:
(a)	90 days after receipt by the Insured of written notice
from the Underwriter of its desire to terminate or cancel
coverage under this Rider, or
(b)	immediately upon receipt by the Underwriter of a written
request from the Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.	Conditions and Limitations - Section 4. Loss-Notice-Proof
-Legal Proceedings is amended by adding the following sentence:
Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic
Recording of such Voice Instructions of advices.

12.	Notwithstanding the foregoing, however, coverage afforded
 by this Rider is not designed to provide protection
against loss covered under a separate Electronic and Computer Crime
 Policy by whatever title assigned or by
whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.
13.	Nothing herein contained shall be held to vary, alter,
waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.
14.	This Rider shall become effective as of 12:01 a.m. on
12/26/2021 standard time.


FI 75 08 (Ed. 08/15)



RIDER NO. 3


NEWLY ESTABLISHED FUNDS


To be attached to and form part of INVESTMENT COMPANY BOND,
Bond No.	FS 5245016 19 00
In favor of   Stock Dividend Fund, Inc.

It is agreed that:

1.	If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with,
purchase or acquisition of assets or liabilities of another institution, such funds shall automatically be covered,
hereunder from the date of such establishment without the payment of additional premium for the remainder of the
Bond Period.
2.	Notice of any newly established funds during the Bond Period are to be made to the Underwriter at the earliest
practicable moment and prior to the expiration date of the attached bond.
3.	If the Insured shall, while this bond is in force, require an increase in the Limit of Liability of Insuring Agreement
(A)	Fidelity in order to comply with the Securities and Exchange
Commission Rule 17g-1 of the Investment
Company Act of 1940 (17 Code of Federal Regulations ? 270.17g-1) due
 to an increase in asset size of the
currently named funds or via the addition of newly established funds by the Insured under the bond, such increase
in the Limit of Liability for Insuring Agreement (A) Fidelity (as
 required) shall automatically be increased up to the
minimum required and mandated by S.E.C. Rule 17g-1, but shall not exceed an each and every loss Limit of
Liability of $ 2,500,000 hereunder from the date of such increase without the payment of additional premium for the
remainder of the Bond Period.
4.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,
agreements, or limitations of the above mentioned bond other than as stated herein.
5.	This Rider shall become effective as of 12:01 a.m. on
12/26/2021 standard time.



FI  73  40  (Ed.  08/15)


THIS  RIDER  CHANGES  YOUR  BOND.  PLEASE  READ  IT   CAREFULLY.


ECONOMIC  AND  TRADE  SANCTIONS CLAUSE


This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from
providing   insurance.



















































FI  73  40  (Ed.  08/15)


FI 73 41 (Ed. 04/17)




In Witness Clause


In Witness Whereof, we have caused this Financial Institution
Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY










































FI 73 41 (Ed. 04/17)



Copyright Great
American Insurance
Co., 2009